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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.

1.   Name and Address of Reporting Person: Dennis Blomquist
     7777 East Main Street, #251, Scottsdale, AZ 85251

2.   Issuer Name and Ticker or Trading Symbol:
     LEXON TECHNOLOGIES, INC. (LXTI)[ formerly REXFORD, INC. (RXFD)]

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 07/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director  (X) Officer, give title below  (X) 10% Owner  ( ) Other
     Title:  President

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person


TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.   Title of Security:     Common Stock

2.   Transaction Date (Month/Day/Year):  07/12/99

3.   Transaction Code:    Code:     V:  X
                               ----    ----
4.   Securities Acquired (A) or Disposed of (D):

     Amount: (A) _______  Price: _______
     Amount: (D) 100,000  Price: $0.0385
                 -------         -------
5. Amount of Securities Beneficially Owned at End of Month: 134,675 (after giving effect to a 1 for 70 reverse split effective July 21, 1999)

6.   Ownership Form:  Direct (D) or Indirect (I):  (D) X  (I)
                                                      ---    ---
7.   Nature of Indirect Beneficial Ownership:   N/A










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TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1.   Title of Derivative Security:   N/A

2.   Conversion or Exercise Price of Derivative Security:  N/A

3.   Transaction Date (Month/Day/Year):  N/A

4.   Transaction Code:   Code: ___   V: ___

5.   Number of Derivative Securities Acquired (A) or Disposed of (D)

     (A)                    (D)
         ---------------        ---------------
6.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable:                Expiration Date:

7.   Title and Amount of Underlying Securities:

     Title:                           Amount of Number of Shares:
            ------------------                                    ---------
8.   Price of Derivative Security:

9.   Number of Derivative Securities Beneficially Owned at End of Month: N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I):

                                             (D)           (I)
                                                 ----          ----
11.  Nature of Indirect Beneficial Ownership:   N/A





Explanation of Responses:  N/A

Signature of Reporting Person: /S/Dennis Blomquist
Date: 08/09/99